UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

EGALET CORPORATION

(Name of Applicant)*

600 Lee Road

Suite 100

Wayne, Pennsylvania 19087

(Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
13% Senior Secured Notes Due 2024	$95,000,000

Approximate date of proposed public offering:

On, or as soon as practicable following, the effective date (the “Effective Date”) under the Joint Plan of Reorganization of Egalet Corporation, et al. pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “ Plan of Reorganization “).

Robert S. Radie

Chief Executive Officer

Egalet Corporation

600 Lee Road, Suite 100

Wayne, Pennsylvania 19087

(Name and Address of Agent for Service)

Copies to:

David S. Rosenthal, Esq.

Dechert LLP

Three Bryant Park

New York, New York 10036

(212) 698-3500

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*       The Co-Applicants listed on the following page are also included in this Form T-3 as Applicants.

TABLE OF CO-APPLICANTS

The following direct and indirect subsidiaries of Egalet Corporation (“Egalet Corp.”) are expected to be guarantors (the “Expected Subsidiary Guarantors” and, together with Egalet Corp., the “ Applicants “) of the 13% Senior Secured Notes Due 2024 (the “Notes”) as of the Effective Date and are co-applicants on this Form T-3.

Name of Expected Subsidiary Guarantors

Egalet Limited (“Egalet UK”)

Egalet US Inc. (“Egalet US”)

EXPLANATORY NOTE

Reference is made to the Disclosure Statement for the Plan of Reorganization (as may be amended or supplemented, the “Disclosure Statement”) and the accompanying Plan of Reorganization, copies of which are included herewith as Exhibits T3E-1 and T3E-2, respectively, and are incorporated herein by reference.

As further described the Plan of Reorganization and the Disclosure Statement, the Plan of Reorganization provides for the following, among other things: (i) payment in full, in cash, of all allowed administrative claims, priority tax claims, statutory fees, professional fee claims and certain other priority and secured claims; (ii) the cancellation of all of Egalet Corp.’s common stock and all other equity interests in Egalet Corp.; (iii) the conversion of approximately $80.0 million of claims (the “First Lien Secured Notes Claims”) related to Egalet Corp.’s existing 13% Senior Secured Notes (the “Existing 13% Notes”) into (1) $50.0 million in aggregate principal amount of Series A-1 Notes (as defined below), (2) a number of shares of common stock of reorganized Egalet Corp. (“New Egalet Common Stock”) representing, in the aggregate, 19.38% of the New Egalet Common Stock outstanding as of the Effective Date (subject to dilution only on account of the Management Incentive Plan (as defined below)) (the “First Lien Equity Distribution”), (3) $20.0 million in cash less certain amounts related to adequate protection payments, and (4) cash in an amount equal to certain unpaid fees and expenses of the trustee under the indenture governing the Existing 13% Notes provided, however, that if Egalet Corp. elects to consummate an offering (the “Rights Offering”) of subscription rights (the “Subscription Rights”) to eligible holders of Convertible Notes Claims (as defined below) to purchase up to $10.0 million of shares of New Egalet Common Stock, the shares of New Egalet Common Stock otherwise allocable to the First Lien Note Equity Distribution shall be distributed pursuant to the Rights Offering, and the holders of First Lien Secured Notes Claims shall receive up to $10.0 million in cash instead of the First Lien Note Equity Distribution; (iv) the conversion of $48.6 million of claims (the “Convertible Notes Claims”) related to Egalet Corp.’s existing 5.50% Convertible Senior Notes due 2020 and its existing 6.50% Convertible Senior Notes due 2023 into (1) a number of shares of New Egalet Common Stock representing, in the aggregate, 31.62% of the New Egalet Common Stock as of the Effective Date (subject to dilution only on account of the Management Incentive Plan), and (2) if Egalet Corp. elects to consummate the Rights Offering and such holder is eligible to participate, the Subscription Rights; (v) the implementation of a customary incentive plan for Egalet Corp. employees pursuant to which 10.0% of the New Egalet Common Stock outstanding as of the Effective Date shall be reserved for participants on the terms set forth therein and as otherwise determined by the Company’s board of directors after the Effective Date (the “Management Incentive Plan”); and (vi) the consummation of the transactions contemplated by that certain Asset Purchase Agreement, dated October 30, 2018 (the “Purchase Agreement”) by and among Egalet Corp., Egalet US and Iroko Pharmaceuticals Inc. (“Iroko”) pursuant to which, upon the terms and subject to the conditions set forth therein, Egalet US will acquire certain assets and rights of Iroko, referred to in the Purchase Agreement as the “Transferred Assets,” and assume certain liabilities of Iroko, referred to in the Purchase Agreement as the “Assumed Liabilities,” including assets related to Iroko’s marketed products VIVLODEX®, TIVORBEX®, ZORVOLEX®  and INDOCIN® (indomethacin) oral suspension and suppositories (such transactions, the “Iroko Acquisition”).  A copy of the Purchase Agreement is included herewith as Exhibit T3E-3 and is incorporated herein by reference.

1.                   General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Egalet Corporation	Corporation	Delaware
Egalet US Inc.	Corporation	Delaware
Egalet Limited	Private Limited Company	England & Wales

2.                   Securities Act Exemption Applicable.

Prior to the Effective Date, in connection with the transactions contemplated by the Purchase Agreement and the Plan of Reorganization, the Applicants intend, under the terms and subject to the conditions set forth in the Purchase Agreement, the Disclosure Statement and the Plan of Reorganization, to offer $95.0 million of Notes to be issued in two series: (x) the “Series A-1 Notes,” to be issued to holders of First Lien Secured Notes Claims and which will be subject to an interest holiday from the date of issuance through November 1, 2019 and (y) the “Series A-2 Notes,” to be issued to Iroko and which will be subject to the rights of set-off and recoupment and related provisions set forth in the Purchase Agreement. The Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the “Indenture”), a copy of which will be filed by amendment as Exhibit T3C to this application.

Series A-1 Notes

The Applicants believe that the offer and sale of the Series A-1 Notes in exchange for the First Lien Secured Notes Claims will satisfy the requirements of section 1145(a) of the Bankruptcy Code.  Accordingly, no registration statement will be filed under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws in connection with such offer and sale. Section 1145 of the Bankruptcy Code provides that Section 5 of the Securities Act and any state law requirements for the offer and sale of a security do not apply to the offer or sale of stock, options, warrants or other securities by a debtor if (a) the offer or sale occurs under a plan of reorganization, (b) the recipients of the securities hold a claim against, an interest in, or claim for administrative expense against, the debtor, and (c) the securities are issued in exchange for a claim against or interest in a debtor or are issued principally in such exchange or partly for cash and property. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

Series A-2 Notes

The Series A-2 Notes issued to Iroko will be issued without registration in reliance upon the exemption set forth in Section 4(a)(2) of the Securities Act and/or Regulation S. Section 4(a)(2) of the Securities Act provides that the registration requirements of Section 5 of the Securities Act will not apply to the offer and sale of a security in connection with transactions not involving a public offering.  Any securities issued in reliance on Section 4(a)(2) will be “restricted securities” subject to resale restrictions and may be resold, exchanged, assigned or otherwise transferred only pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration under the Securities Act and other applicable law.  Regulation S provides the registration requirements of Section 5 of the Securities Act will not apply to certain offerings and sales of securities outside of the United States.

3.                   Affiliates.

(a) As of the date of this application, each of the Expected Subsidiary Guarantors is a direct, wholly-owned subsidiary of Egalet Corp.

(b) As of the Effective Date, the Applicants expect that each of the Expected Subsidiary Guarantors will continue to be a direct, wholly-owned subsidiary of Egalet Corp. In addition, pursuant to the Purchase Agreement, on the Effective Date Iroko will receive as consideration thereunder 49% of the New Egalet Common Stock (subject to dilution only by the Management Incentive Plan).  The allocation of the remaining percentage ownership of Egalet Corp.’s voting securities on the Effective Date cannot be determined as this time.

(c) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(d) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

4.                   Directors and Executive Officers.

(a) Directors and Executive Officers of Egalet Corp. As of the date of this application, the executive officers and directors of Egalet Corp. are as set forth below. The mailing address and telephone number of each of them is c/o Egalet Corporation, 600 Lee Road, Suite 100, Wayne, Pennsylvania 19087; telephone number (610) 833-4200.

Name	Position
Robert S. Radie	Director, President and Chief Executive Officer
Timothy P. Walbert	Non-Executive Chairman of the Board of Directors
Elaine Hochberg	Director
Nicholas C. Nicolaides, Ph.D.	Director
John E. Osborn	Director
Robert P. Roche, Jr.	Director
Andrea Heslin Smiley	Director
John Varian	Director
Gregory Weaver	Director
Mark Strobeck, Ph.D.	Executive Vice President and Chief Operating Officer
Barbara Carlin	Senior Vice President and Chief Accounting Officer
Megan Timmins	Senior Vice President and General Counsel
Patrick M. Shea	Senior Vice President and Chief Commercial Officer

(b) Directors and Executive Officers of the Expected Subsidiary Guarantors. As of the date of this application, the executive officers and directors of the Expected Subsidiary Guarantors are set forth on Exhibit 99.1 hereto, which is incorporated herein by reference. The mailing address and telephone number of each of them is c/o Egalet Corporation, 600 Lee Road, Suite 100, Wayne, Pennsylvania 19087; telephone number (610) 833-4200.

5.                   Principal Owners of Voting Securities.

(a) As of December 6, 2018, to the knowledge of the Applicants, no person beneficially owned more than 10% of the common stock of Egalet Corp.

(b) Pursuant to the Purchase Agreement, on the Effective Date Iroko will receive as consideration thereunder 49% of the New Egalet Common Stock (subject to dilution only by the Management Incentive Plan). The remaining percentage ownership of Egalet Corp.’s voting securities on the Effective Date cannot be determined as this time.

(c) Egalet Corp. owns 100% of the voting securities of each of the Expected Subsidiary Guarantors as of the date of this application and it is anticipated that, as of the Effective Date, Egalet Corp. will continue to be the owner of 100% of the voting securities of the Expected Subsidiary Guarantors.

6.                   Underwriters.

(a) Other than as disclosed in Egalet Corp.’s filings with the Securities and Exchange Commission, no person has acted as an underwriter of any securities of Egalet Corp. or the Expected Subsidiary Guarantors within three years prior to the date of filing this application.

(b) No person is acting as a principal underwriter of the Notes proposed to be offered pursuant to the Indenture.

7.                   Capitalization.

(a) The following table sets forth information with respect to each authorized class of securities of Egalet Corp. as of December 6, 2018:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	275,000,000	56,772,101
Preferred Stock, par value $0.001 per share	5,000,000	—
13% Senior Secured Notes	N/A	$80,000,000
6.50% Convertible Senior Notes due 2023	N/A	$23,888,000
5.50% Convertible Senior Notes due 2020	N/A	$24,650,000

Each holder of common stock of Egalet Corp. has one vote on all matters to be voted upon by stockholders with no cumulative voting rights. Egalet Corp. has not issued certificates of designations specifying, or otherwise amended its charter to specify, the voting rights of holders of preferred stock. Holders of the series of notes of Egalet Corp. listed above have the voting rights with respect to the respective series of notes set forth under the respective indenture. The Plan of Reorganization contemplates that Egalet Corp.’s existing securities, including its outstanding shares of common stock, will be cancelled and extinguished upon confirmation of the Plan of Reorganization by the Bankruptcy Court.

Pursuant to the Purchase Agreement, on the Effective Date Iroko will receive as consideration thereunder 49% of the New

Egalet Common Stock (subject to dilution only by the Management Incentive Plan). The remaining percentage ownership of Egalet Corp.’s voting securities on the Effective Date cannot be determined as this time, nor is it possible at this time to provide the amount of Egalet Corp. common stock that will be authorized and outstanding following the Effective Date. It is anticipated that, as of the Effective Date, Egalet Corp. will have (i) issued the Notes and (ii) issued to Iroko pursuant to the Purchase Agreement a subordinated promissory note in the aggregate principal amount of $4.5 million.

(b) The information with respect to each authorized class of securities of the Expected Subsidiary Guarantors as of December 6, 2018 is set forth in the capitalization table attached to this Form T-3 as Exhibit 99.1 hereto, which is incorporated herein by reference. It is anticipated that, as of the Effective Date, the information with respect to each authorized class of securities of the Expected Subsidiary Guarantors will be unchanged.

8.                   Analysis of Indenture Provisions.

The Notes will be subject to the Indenture among Egalet Corp., the guarantors named therein and a trustee to be identified by amendment hereof (the “ Trustee “). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed by amendment as Exhibit T3C therewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a) Events of Default; Withholding of Notice of Default.

An “Event of Default” will be defined in the Indenture as:

(1)                a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days,

(2)                a default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon required amortization, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise,

(3)                the failure by the Issuer or any Guarantor to comply with any of its other agreements in the Notes or the Indenture and such failure continues for 60 days after the notice specified below (the “other covenants provision”),

(4)                the failure by the Issuer or any Restricted Subsidiary to pay any Indebtedness within any applicable grace period after such payment is due and payable (including at final maturity) or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $2,000,000 or its non-U.S. currency equivalent (the “cross-acceleration provision”),

(5)                certain events of bankruptcy, insolvency or reorganization of the Issuer or a Restricted Subsidiary (the “bankruptcy provisions”),

(6)                failure by the Issuer or any Restricted Subsidiary to pay final judgments aggregating in excess of $2,000,000 or its non-U.S. currency equivalent (net of any amounts that are covered by enforceable insurance policies or indemnities or payable from any escrow arrangement that is available to the Issuer or such Restricted Subsidiaries for payment of such liabilities), which judgments are not discharged, waived or stayed for a period of 60 days following the entry thereof (the “judgment default provision”),

(7)                any representation or warranty made in writing by or on behalf of the Issuer or any Guarantor in connection with the issuance and sale of the Notes or made in writing by or on behalf of the Issuer or any Guarantor or by any officer of the Issuer or any Guarantor furnished in connection with the transactions contemplated by the Indenture and the Security Documents proves to have been false or incorrect in any material respect on the date as of which made (or, if such representation or warranty is given as of a specific time, as of such time) (the “representation and warranty provision”),

(8)                the failure of the Collateral Agent to have a perfected security interest in any portion of the Notes Collateral with a value greater than $5,000,000, except as contemplated by the Indenture and the Security Documents or due to a failure of the Collateral Agent to maintain custody of Notes Collateral within its control,

(9)                any Guarantee ceases to be in full force and effect (except as contemplated by the terms thereof in accordance with the Indenture) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee and such Default continues for 10 days,

(10)         unless all of the Notes Collateral has been released from the Liens in accordance with the provisions of the Security Documents with respect to the Notes, the Issuer shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of the Issuer, the Issuer fails to cause such Subsidiary to rescind such assertions within 30 days after the Issuer has actual knowledge of such assertions, or

(11)         the failure by the Issuer or any Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents, except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Notes Collateral taken as a whole (together with the defaults described in clauses (8), (9) and (10), the “security default provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a Default under clause (3) or (11) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of the outstanding Notes notify the Issuer (and also the Trustee if given by the holders) of the Default and the Issuer does not cure such Default within the time specified in clause (3) or (11) after receipt of such notice.

If an Event of Default (other than an Event of Default relating to certain events of bankruptcy, insolvency or reorganization with respect to the Issuer) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuer may declare that the principal of, and the premium, if any, and accrued but unpaid interest on, all Notes is due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization with respect to the Issuer occurs, the principal of, and the premium, if any, and accrued but unpaid interest on, all the Notes will become and be immediately due and payable, without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the Notes may rescind an acceleration and its consequences.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 30 days after such Event of Default arose the Issuer delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

The holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless pursued in accordance with the applicable provisions of the Indenture.

The Indenture will provide that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must provide to each holder of Notes written notice of the Default within 30 days after it is actually known to a Trust Officer or written notice referring to the Indenture, describing such Default or Event of Default and stating that such notice is a “notice of default”, is received by the Trustee in accordance with the Indenture. Except in the case of a Default in the payment of principal of or premium (if any) or interest on any Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the holders. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event that is, or with the giving of notice or lapse of time or both would become an Event of Default, its status and what action the Issuer is taking or proposes to take in respect thereof.

(b) Authentication and Delivery of the Notes; Application of Proceeds.

The Notes to be issued under the Indenture may from time to time be executed on behalf of the Issuer by manual or facsimile signature by one of its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Issuer’s order and the Indenture. Each Note shall be dated the date of its authentication, and no Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Note has been duly authenticated under the Indenture. The Notes shall be in denominations of $50,000 and integral multiples of $1,000 in excess of $250,000. The Trustee may appoint one or more authenticating agents to authenticate the Notes. An authenticating agent may authenticate the Notes whenever the Trustee may do so unless limited by the appointment of such agent.

The Series A-1 Notes will be issued to Holders of First Lien Secured Notes Claims and the Series A-2 Notes will be issued to Iroko as consideration for the Iroko Acquisition. As a result, the Issuer will not realize any proceeds from such issuance.

(c) Release of Collateral.

The Issuer and the Guarantors are entitled to a release of assets included in the Notes Collateral from the Liens securing the Notes under one or more of the following circumstances:

(1)                to enable the Issuer or any Restricted Subsidiary to sell, exchange or otherwise dispose of any of the Notes Collateral to any Person other than the Issuer or any Restricted Subsidiary (subject to certain exceptions for certain transactions in which the recipient is required to become the obligor on the Notes or a Guarantee) to the extent not prohibited by the Indenture;

(2)                to release Notes Collateral Excess Proceeds that remain unexpended after the conclusion of an Asset Sale Offer or Notes Collateral Asset Sale Offer conducted in accordance with the Indenture;

(3)                in the case of a Guarantor that is released from its Guarantee with respect to the Notes in accordance with the Indenture, the release of the property and assets of such Guarantor;

(4)                in respect of the ABL Collateral (x) to the extent any first-priority liens on such ABL Collateral are released by the First Lien Agent in connection with a disposition of ABL Collateral to the extent not prohibited under the applicable covenants in the Indenture (except with respect to any proceeds of such disposition that remain after satisfaction in full of the First Priority Lien Obligations secured by such ABL Collateral) or (y) in accordance with an Intercreditor Agreement;

(5)                in connection with an amendment or waiver of applicable provisions of the Indenture in accordance with the terms thereof; or

(6)                if the Notes have been defeased or if the Indenture is discharged in accordance with the terms of the Indenture, as described below.

(d) Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when: (1) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid by the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, and premium, if any, and interest on, the Notes to the date of deposit, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (2) the Issuer or the Guarantors have paid all other sums payable under the Indenture; and (3) the Issuer has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer, commencing with respect to the fiscal year ending December 31, 2019, an Officers’ Certificate certifying that to each such Officer’s actual knowledge there is no Default or Event of Default that has occurred and is continuing or, if either such Officer does know of any such Default or Event of Default, such Officer shall include in such certificate a description of such Default or Event of Default and its status with particularity. In addition, the Issuer shall deliver to the Trustee and the holders of the Notes, promptly, such additional information regarding the business or financial affairs of the Issuer or any of its Subsidiaries, or compliance with the terms of the Indenture, as the Trustee, any holder or any holder of beneficial interests in the Notes may from time to time reasonably request during the existence of any Event of Default (subject to reasonable requirements of confidentiality, including requirements imposed by law or contract; and provided that the Issuer shall not be obligated to disclose any information that is reasonably subject to the assertion of attorney-client privilege).

9.                   Other Obligors.

It is expected that the Notes will be guaranteed by the Expected Subsidiary Guarantors.

The address for Egalet Corp. and each of the Expected Subsidiary Guarantors is 600 Lee Road, Suite 100, Wayne, Pennsylvania 19087.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered one to seven, consecutively, and Index to Exhibits.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indenture to be qualified (to be filed by amendment as Exhibit T3G).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, Egalet Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Wayne, and Commonwealth of Pennsylvania, on the 6th day of December, 2018.

(SEAL)
EGALET CORPORATION

Attest:	/s/ Dana Natale		By:	/s/ Mark Strobeck
	Name:	Dana Natale		Name:	Mark Strobeck
				Title:	Executive Vice President and Chief Operating Officer

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Expected Subsidiary Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Wayne, and Commonwealth of Pennsylvania, on the 6th day of December, 2018.

(SEAL)			EGALET US INC. EGALET LIMITED

Attest:	/s/ Dana Natale		By:	/s/ Mark Strobeck
	Name:	Dana Natale		Name:	Mark Strobeck
				Title:	Secretary and Treasurer

INDEX TO EXHIBITS

		Incorporated By Reference
Exhibit	Description	Filed Herewith	Form	Exhibit	Filing Date
Exhibit T3A-1	Third Amended and Restated Certificate of Incorporation of Egalet Corporation, as amended	—	Egalet Corp. 10-K	3.1	3/16/2018

Exhibit T3A-2	Certificate of Incorporation of Egalet US Inc.	X	—	—	—

Exhibit T3A-3	Certificate of Incorporation of Egalet Limited	X	—	—	—

Exhibit T3B-1	Amended and Restated Bylaws of Egalet Corporation	—	Egalet Corp. 8-K	3.2	2/11/2014

Exhibit T3B-2	Bylaws of Egalet US Inc.	X	—	—	—

Exhibit T3B-3	Articles of Association of Egalet Limited, as amended	X	—	—	—

Exhibit T3C*	Form of Indenture governing the Notes.

Exhibit T3D	Not applicable.

Exhibit T3E-1	Disclosure Statement for the Joint Plan of Reorganization of Egalet Corporation, et al., Chapter 11 of the Bankruptcy Code, filed with the Bankruptcy Court on October 30, 2018.	—	Egalet Corp. 8-K	99.2	10/31/2018

Exhibit T3E-2	Joint Plan of Reorganization of Egalet Corporation, et al., under Chapter 11 of the Bankruptcy Code, dated October 30, 2018.	—	Egalet Corp. 8-K	99.1	10/31/2018

Exhibit T3E-3	Asset Purchase Agreement, dated October 31, 2018, by and among Egalet Corporation, Egalet US Inc. and Iroko Pharmaceuticals	—	Egalet Corp. 8-K	2.1	10/31/2018

Exhibit T3F*	Cross-reference sheet (included in Exhibit T3C).

Exhibit T3G*	Form T-1 qualifying the Trustee under the Indenture to be qualified pursuant to this Form T-3.

Exhibit 99.1	Directors, executive officers and capitalization of the Expected Subsidiary Guarantors.	X

*  To be filed by amendment.